EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
DISH Network Corporation:
We consent to the use of our reports dated March 2, 2009, with respect to the consolidated balance sheets of DISH Network Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated by reference herein, and to the reference to our firm under the heading “Interests of Named Experts and Counsel” in the registration statement.
Our report refers to the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes effective January 1, 2007.

KPMG LLP
/s/ KPMG LLP

May 22, 2009
Denver, Colorado